Edgen Corporation
18444 Highland Road
Baton Rouge, LA 70809

July 13, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

  Re:
  Edgen Corporation and Additional Registrants
  Registration Statement on Form S-4
  Registration No. 333-133311

Ladies and Gentlemen:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 2:00 p.m. (Eastern Daylight Time) on July 13, 2006, or as soon thereafter as practicable.

        The Registrant acknowledges that:

          1.     Should the Securities and Exchange Commission (the "Commission") or the staff acting pursuant to delegated authority declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing.

          2.     The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

          3.     The Registrant may not assert the staff's comments or the declaration of effectiveness of the Registration Statement by the Commission as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
EDGEN CORPORATION
/s/ David L. Laxton, III David L. Laxton, III Executive Vice President and Chief Financial Officer